CUSIP No. 232828 30 1                 13G                    Page 1  of  3 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rules 13d-1 and 13d-2

                                   ----------



                                CYTRX CORORATION
                                (Name of Issuer)



                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)



                                   232828 30 1
                                 (CUSIP Number)


                                 March 31, 2000
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     AMRO International, S.A.
     None

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Panama

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    779,946 shares, including 165,446 shares which are issuable
   SHARES           upon the exercise of immediately exercisable warrants.
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    779,946 shares, including 165,446 shares which are issuable
  REPORTING         upon the exercise of immediately exercisable warrants.
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     779,946 shares, including 165,446 shares which are issuable upon the exercise of immediately exercisable warrants.
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.6%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No. 232828 30 1                13G                     Page 2  of  3 Pages

Item 1(a).  Name of Issuer.
            CytRx Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.
            154 Technology Parkway
            Norcross, GA  30092

Item 2(a).  Name of Person Filing.
            AMRO International, S.A.

Item 2(b).  Address of Principal Business Office, or if none, Residence.
            The address of the principal business office of the reporting person is:

            c/o Ultra Finanz AG
            Grossmuensterplatz 6
            P.O.Box 4401
            CH-8022 Zurich, Switzerland

Item 2(c).  Citizenship.
            AMRO International, S.A. is a Panamanian Corporation.

Item 2(d).  Title of Class of Securities.
            Common Stock, $.001  pe par value r share

Item 2(e).  CUSIP Number.
            232828 30 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            This statement is filed pursuant to Rule 13d-1 (c)

Item 4.     Ownership.

     (a) Amount beneficially owned by reporting person as of June 30, 2000 are 779,946 shares of common stock of the Issuer (1).

     (b) Percent of Class: The reporting person holds 7.6% (based on 10,213,866 shares of common stock of the Issuer issued and outstanding as of June 30, 2000).

     (c)    Number of shares as to which such person has (see notes):

            (i) Sole power to direct the vote: 779,946 shares of common stock of the Issuer (1).

            (ii) Shared power to vote or to direct the vote: None

           (iii) Sole power to dispose or direct the disposition of: 779,946 shares of common stock of the Issuer (1).

            (iv) Shared power to dispose or direct the disposition of: None

     Notes:

     (1) Includes immediately exercisable stock purchase warrants to purchase 165,446 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

CUSIP No. 232828 30 1                13G                     Page 3  of  3 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      August 18, 2000

                                                        (Date)


                                           -------------------------------------
                                              /s/ AMRO International, S. A.
                                              By: H.U. Bachofen, Director


                                           -------------------------------------

                                           -------------------------------------
                                                        (Signature)